SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Great Plains Energy Incorporated Cash or Deferred Arrangement (Employee Savings Plus Plan) (hereinafter referred to as "Plan")

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Great Plains Energy Incorporated 1201 Walnut Kansas City, Missouri 64106-2124

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

TABLE OF CONTENTS
_______________________________________________________________________________
Page

INDEPENDENT AUDITORS' REPORT	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	4

Notes to Financial Statements	5-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes at the End of Year	9

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions	10

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

EXHIBITS
Exhibit No.	Description

23	Consent of Independent Auditors

99	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of
the Great Plains Energy Incorporated Cash or Deferred Arrangement
("Employee Savings Plus")
Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
April 9, 2003

GREAT PLAINS ENERGY INCORPORATED
CASH OR DEFERRED ARRANGEMENT
("EMPLOYEE SAVINGS PLUS")
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS:
Investments (Note 3)	$162,505,347	$180,754,985

Receivables:
Employer contributions	129,621	125,256
Employee contributions	450,083	437,973

Total receivables	579,704	563,229

Cash	61,452	134,251

NET ASSETS AVAILABLE FOR BENEFITS	$163,146,503	$181,452,465

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

2002
ADDITIONS:
Investment income:
Interest	$2,100,324
Dividends	4,989,708
Contributions:
Employer contributions	2,979,887
Employee contributions	11,200,195

Total additions	21,270,114

DEDUCTIONS:
Benefits paid to participants	15,036,532
Net depreciation in fair value of investments	24,511,576
Dividend distributions	164,360

Total deductions	39,712,468

DECREASE IN NET ASSETS	(18,442,354)

PLAN TO PLAN TRANSFER	136,392

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	181,452,465

End of year	$163,146,503

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1. PLAN DESCRIPTION

The following description of the Great Plains Energy Incorporated Cash or Deferred Arrangement ("Employee Savings Plus") (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all full time and part time management and full time bargaining unit employees of Kansas City Power & Light Company, sponsored by Great Plains Energy Incorporated (the "Company"). The Plan provides that employees are immediately eligible to make elective contributions to the Plan. Employees beginning employment during the first fifteen days of a month can begin participating in the Plan the first day of the following month. If an employee's first day of employment is after the fifteenth of the month, the employee is eligible to participate in the Plan the first day of the next following month. The Company serves as the administrator of the Plan and United Missouri Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective June 1, 2002, eligible employees of Home Services Solutions Inc. and Worry Free Service, Inc. began participation in the Plan.

On July 1, 2002 there was a transfer of $136,392 into the Plan due to a transfer of certain KLT, Inc. employees to the Company which resulted in a spin-off of assets and liabilities attributable to the individuals from the KLT, Inc. 401(k) Plan to the Plan.

An Employee Stock Ownership Plan ("ESOP") component was added to the Plan on January 1, 2002. The ESOP component consists of the portion of the Plan that is invested in Great Plains Energy Incorporated common stock. Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Company stock will be automatically reinvested, unless the cash distribution was elected.

Contributions - Each year participants may contribute between 2% and 15% of their annual compensation as defined in the Plan. Effective January 1, 2002, participants may contribute between 2% and 40% of their annual compensation as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are eligible for a matching contribution after completing one year of service. The Company contributes 50% of the employee's elective contribution, not to exceed 3% of annual compensation, as defined in the Plan. The matching contribution is invested directly in the Great Plains Energy Incorporated Stock Fund although participants who have attained the age of 55 may transfer funds in their company-match account to another investment fund offered by the Plan. Effective January 1, 2002, the age at which participants may diversify their employer match accounts was decreased from age 55 to age 52. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matching contributions portion of their accounts plus earnings thereon is based on years of continuous service. A participant is partially vested after two years and 100 percent vested after six years of credited service. Participants who retire after age 55, die or become totally or permanently disabled while an employee of the Company are considered 100% vested in the Company matching contributions, regardless of their length of service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates equal to prime plus 2%. Principal and interest is paid ratably through semi-monthly payroll deductions. Additionally, all loans are made for a period of less than five years unless proceeds of such loan are exclusively used for the purchase of a participant's primary residence which have a maximum of fifteen years.

Payment of Benefits - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the vested interest in their account in one lump-sum payment or in a series of monthly or annual installments over a period of not longer than five years, rollover their account to another trustee or elect to defer distribution until age 62 or retirement, whichever is later. Upon death, distributions will be made to beneficiaries in a lump sum or in monthly or annual installments over a period of no more than three years.

Forfeited Accounts - At December 31, 2002 forfeited nonvested accounts totaled $1,160. These accounts will be used to reduce employer contributions. Also, during 2002, employer contributions were reduced by $21,156 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefits payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, are as follows:

	December 31,
	2002	2001

Great Plains Energy Incorporated Stock Fund, 3,119,261 and 3,163,481 shares, respectively (includes both nonparticipant- directed and participant-directed funds)	$71,368,694	$79,719,728
Fidelity Magellan Fund, 399,814 and 405,838 shares, respectively	31,569,317	42,296,431
Fidelity Puritan Fund, 923,261 and 888,619 shares, respectively	14,578,294	15,701,893
Fidelity Managed Income Portfolio, 14,236,680 and 11,688,859 shares, respectively	14,236,680	11,688,859
Fidelity Securities Fund OTC Portfolio, 342,833 and 355,011 shares, respectively	8,197,125	11,065,698

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $24,511,576 as follows:

Mutual funds	$17,711,292
Common stock	6,800,284

$ 24,511,576

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the year ended December 31, 2002. The stock fund is considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and non-participant-directed amounts cannot be separately determined.

	2002	2001

Net Assets -
Great Plains Energy Incorporated Stock Fund	$71,368,694	$79,719,728

December 31, 2002
Changes in Net Assets:
Contributions	$2,990,320
Dividends	4,989,708
Interest	1,820
Dividend distributions	(164,360)
Net depreciation	(6,786,777)
Benefits paid to participants	(2,026,655)
Transfers to participant-directed investments	(7,355,090)

$(8,351,034)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of a money market fund and shares of Company stock managed by UMB Bank, N.A. UMB Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in their company matching contributions.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. SUBSEQUENT EVENT

Effective January 1, 2003, the Plan was amended to allow any participant who has attained age 50 and who elects to make the maximum level of elective contributions, as defined by the Plan, may elect to make a catch-up contribution.

******

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Great Plains Energy Incorporated Stock Fund	Common stock	$75,281,635	$71,368,694

	Fidelity Magellan Fund	Mutual Fund	**	31,569,317

	Fidelity Puritan Fund	Mutual Fund	**	14,578,294

	Fidelity Managed Income Portfolio	Money Market Fund	**	14,236,680

	Fidelity Securities Fund OTC Portfolio	Mutual Fund	**	8,197,125

	Fidelity Securities Fund Blue Chip Growth Fund	Mutual Fund	**	5,713,615

	Fidelity Overseas Fund	Mutual Fund	**	2,629,618

	Fidelity Charles Street Trust Asset Manager	Mutual Fund	**	2,238,564

	Fidelity Commonwealth Trust Intermediate Bond Fund	Mutual Fund	**	1,851,421

	Fidelity Devonshire Trust Mid-Cap Stock Fund	Mutual Fund	**	1,084,704

	Fidelity Institutional Investors Trust Freedom 2020 Fund	Mutual Fund	**	957,299

	Fidelity Institutional Investors Trust Freedom 2030 Fund	Mutual Fund	**	734,525

	Fidelity Institutional Investors Trust Freedom Income Fund	Mutual Fund	**	300,575

	Fidelity Institutional Investors Trust Freedom 2010 Fund	Mutual Fund	**	1,026,300

	Fidelity Institutional Investors Trust Freedom 2000 Fund	Mutual Fund	**	360,871

	Fidelity Aberdeen Street Trust Freedom 2040 Trust	Mutual Fund	**	80,845

*	UMB Bank, N.A. Money Market Account	Money Market Fund	**	1,160

*	Participant Loans	Participant loans (maturing 2003 to 2017 at interest rates of 6.25% to 12%)		5,575,740

				$162,505,347

*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

GREAT PLAINS ENERGY INCORPORATED CASH OR DEFERRED ARRANGEMENT ("EMPLOYEE SAVINGS PLUS")

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)	(f)	(g)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

SINGLE TRANSACTIONS

None

SERIES TRANSACTIONS

* UMB Bank, n.a.	Great Plains Incorporated Stock Fund
	(234 purchases)	$14,122,528		$14,122,528	$14,122,528
	(342 sales)		$13,653,127	$14,383,644	$14,383,644	$ (730,517)

* UMB Bank, n.a.	Money Market Account
	(84 purchases)	$14,297,067		$14,297,067	$14,297,067
	(95 sales)		$14,297,083	$14,297,083	$14,297,083

* Includes both participant-directed and nonparticipant-directed funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS PLUS PLAN

By:	/s/Andrea F. Bielsker

Andrea F. Bielsker

By:	/s/William G. Riggins

William G. Riggins

By:	/s/Andrew B. Stroud, Jr.

Andrew B. Stroud, Jr.

June 30, 2002